03011353

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 24 2003 WASH. D.C. 181

SEC FILE NUMBER
8-18433

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: QuestRion Research Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 Old Slip
(No. and Street)

New York, (City) New York (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nissim Aboodi 212-558-1055
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mr. Mauss, Stanley
(Name – *if individual, state last, first, middle name*)

22 Crane Road (Address) Mountain Lakes (City) NJ (State) 07046 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nissim Aboodi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of QuestRion Research Corporation, as of December 31, 2002, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Nissim Aboodi
Signature

President
Title

Rosemary Ruggiero
Notary Public

ROSEMARY RUGGIERO
Notary Public, State of New York
No. 01RU5067226
Qualified in Queens County
Commission Expires Oct. 15, 2006

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Exhibit A

QUESTRION RESEARCH CORPORATION
BALANCE SHEET
December 31, 2002

ASSETS

Current Assets:		
Cash in banks and on hand	$ 4,965	
Liquid Assets Fund	20,154	
Total Current Assets		$25,119
Nasdaq Stock Shares/Warrants		$46,100
Total Assets		$71,219

Liabilities and Stockholders' Equity

Liabilities

Current Liabilities:		
Accrued Expenses		$3,225
Total Liabilities		$3,225

Stockholders' Equity

Common Stock	$ 2	
Additional Paid-In Capital	61,098	
Total Paid-in Capital	$ 61,100	
Retained Earnings	6,894	
Total Stockholders' Equity		$67,994
Total Liabilities and Stockholders' Equity		$71,219

The accompanying notes form an integral part of this financial statement.

QUESTRION RESEARCH CORPORATION
Notes to December 31, 2002 Financial Statements

1. The financial statements are presented on the accrual basis of accounting.

2. Common stock consists of 200 shares of 1 cent par value stock.

3. The corporation has elected to be treated as an S corporation under section 1362 of the Internal Revenue Code. Therefore, no provision for Federal Income Tax is required.

4. The corporation is not subject to any lease commitments.